Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

IsoEnergy Ltd. (“IsoEnergy” or the “Company”)
217 Queen Street West, Suite 401
Toronto, Ontario, Canada
M5V 0R2

Item 2	Date of Material Change

March 20, 2025

Item 3	News Release

The news release with respect to the material change described herein was disseminated on March 19, 2025, through the services of Cision PR Newswire and was subsequently filed on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca.

Item 4	Summary of Material Change

On March 19, 2025, IsoEnergy announced that the Company’s board of directors approved the consolidation (the “Consolidation”) of the Company’s issued and outstanding common shares (the “Common Shares”) on the basis of one post- Consolidation Common Share for every four pre-Consolidation Common Shares (the “Consolidation Ratio”). The Consolidation became effective on March 20, 2025.

Item 5	Full Description of Material Change

Item 5.1	Full Description of Material Change

On March 19, 2025, IsoEnergy announced that the Company’s board of directors approved the Consolidation of the issued and outstanding Common on the basis of the Consolidation Ratio. The Consolidation became effective on March 20, 2025 (the “Effective Date”), with the post-Consolidation Common Shares commencing trading on the Toronto Stock Exchange at market open on March 24, 2025 under the existing stock symbol “ISO” under a new CUSIP: 46500E867 and new ISIN: CA46500E8678.

The Consolidation was approved at the special meeting of shareholders of the Company held on December 3, 2024. The Consolidation was implemented in connection with the Company’s application to list its Common Shares on the NYSE American LLC (the “NYSE American”). Subject to the review and approval of the Company’s listing application and satisfaction of all applicable listing and regulatory requirements, the Company expects that the Common Shares will commence trading on the NYSE American early in the second quarter of 2025.

No fractional post-Consolidation Common Shares were issued in connection with the Consolidation. Any fractional post-Consolidation Common Share arising from the Consolidation were deemed to have been tendered by its registered owner to the Company for cancellation and no consideration. The exercise or conversion price and/or the number of Common Shares issuable under any of the Company’s outstanding convertible securities were proportionately adjusted in connection with the Consolidation.

Registered shareholders of the Company holding their pre-Consolidation Common Shares in certificate form as of the Effective Date will receive a letter of transmittal from the Company’s transfer agent, providing instructions for the exchange of their pre-Consolidation Common Shares as soon as practicable following the Effective Date. Until surrendered, each share certificate representing pre-Consolidation Common Shares will represent the number of whole post-Consolidation Common Shares to which the holder is entitled as a result of the Consolidation.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Philip Williams, CEO and Director (833) 572-2333

Item 9	Date of Report

March 24, 2025

Cautionary Note Regarding Forward-Looking Information

This material contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward- looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. These forward-looking statements or information may relate to the Company’s expectations for listing and trading of the Common Shares on the NYSE American; and any other activities, events or developments that the Company expects or anticipates will or may occur in the future.

Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by management at the time, are inherently subject to business, market and economic risks, uncertainties and contingencies that may cause actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Such assumptions include, but are not limited to, assumptions regarding listing and trading of the Common Shares on the NYSE American. Although IsoEnergy has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Such statements represent the current views of IsoEnergy with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by IsoEnergy, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Risks and uncertainties include, but are not limited to the following: regulatory determinations and delays; stock market conditions generally; demand, supply and pricing for uranium; and general economic and political conditions in Canada, the United States and other jurisdictions where the applicable party conducts business. Other factors which could materially affect such forward-looking information are described in the risk factors in IsoEnergy’s most recent annual management’s discussion and analysis and annual information form and IsoEnergy’s other filings with the Canadian securities regulators which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca. IsoEnergy does not undertake to update any forward-looking information, except in accordance with applicable securities laws.